Exhibit 99.1

THIS AMENDING AGREEMENT (this “Amending Agreement”) made as of the 24th day of February, 2020

A M O N G:

CANADA GOOSE HOLDINGS INC.

(hereinafter called “Holdings”)

- and -

CANADA GOOSE INC.

(hereinafter called the “CGI Borrower”)

- and -

CANADA GOOSE INTERNATIONAL AG

(hereinafter called the “Swiss Borrower”

and, together with the CGI Borrower, the “Borrowers”)

- and -

CANADIAN IMPERIAL BANK OF COMMERCE

in its capacity as administrative agent and collateral agent

(hereinafter called the “Administrative Agent”)

- and -

EACH FINANCIAL INSTITUTION party hereto and shown as a

Lender on the signature pages hereto

(hereinafter, in such capacity, individually called a “Lender” and, collectively, in such capacity, called the “Lenders”)

WHEREAS Holdings, the Borrowers, the Administrative Agent and the Lenders entered into an amended and restated credit agreement dated as of May 10, 2019 (the “Credit Agreement”);

AND WHEREAS the parties hereto wish to further amend certain terms and conditions of the Credit Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the covenants and agreements contained herein and for other good and valuable consideration, the parties hereto agree to amend the Credit Agreement as provided herein:

Section 1 General

In this Amending Agreement (including the recitals) unless otherwise defined or the context otherwise requires, all capitalized terms shall have the respective meanings specified in the Credit Agreement.

Section 2 To be Read with Credit Agreement

This Amending Agreement is an amendment to the Credit Agreement. Unless the context of this Amending Agreement otherwise requires, the Credit Agreement and this Amending Agreement shall be read together and shall have effect as if the provisions of the Credit Agreement and this Amending Agreement were contained in one agreement. The term “Agreement” when used in the Credit Agreement, and the term “Credit Agreement” when used in any other Credit Document, means the Credit Agreement as amended, supplemented or modified from time to time (including as amended by this Amending Agreement).

Section 3 Amendments

(a)	Section 1.1 of the Credit Agreement is hereby amended by adding the following new definitions in their appropriate alphabetical order:

“Fifth Closing Date” means February 24, 2020.

“Amending Agreement” means the amending agreement dated as of the Fifth Closing Date among the Administrative Agent, Holdings, the Borrowers and the Lenders.”

(b)	Section 1.1 of the Credit Agreement is hereby amended by deleting the last sentence in the definition “Revolving Credit Commitment” and replacing such deletion as follows:

“The aggregate Revolving Credit Commitment of all Lenders on the Fifth Closing Date shall be $467,500,000 and the aggregate Revolving Credit Commitment (Peak Season) of all Lenders on the Fifth Closing Date shall be $517,500,000, in each case, as such amount may be adjusted from time to time in accordance with the terms of this Agreement;”

(c)	Schedule 1.1(a) of the Credit Agreement is hereby deleted in its entirety and replaced with Schedule 1.1(a) attached to the Amending Agreement.

(d)	Section 1.14 of the Credit Agreement is hereby deleted in its entirety and replaced as follows:

1.14    Effect of Benchmark Transition Event.

(a)

Benchmark Replacement. Notwithstanding anything to the contrary herein or in any other Credit Document, upon the occurrence of a Benchmark Transition Event or an Early Opt-in Election with respect to an Affected Rate, as applicable, the Administrative Agent and the Borrower Representative may amend this Agreement to replace the Affected Rate with respect to the applicable Affected Currency with one or more

Benchmark Replacements with respect to such Affected Currency, as applicable (it being understood that all Loans denominated in a given Affected Currency for which the Affected Rate is being replaced shall be subject to the same Benchmark Replacement). Any such amendment with respect to a Benchmark Transition Event will become effective at 5:00 p.m. on the fifth (5th) Business Day after the Administrative Agent has posted such proposed amendment to all Lenders so long as the Administrative Agent has not received, by such time, written notice of objection to the applicable Benchmark Replacements set forth therein from Lenders comprising the Required Lenders; provided that, with respect to any proposed amendment containing a SOFR-Based Rate, the Required Lenders shall be entitled to object only to the Benchmark Replacement Adjustment contained therein. Any such amendment with respect to an Early Opt-in Election will become effective on the date that Lenders comprising the Required Lenders have delivered to the Administrative Agent written notice that such Required Lenders accept such amendment. No replacement of an Affected Rate with a Benchmark Replacement pursuant to this Section 1.14 will occur prior to the applicable Benchmark Transition Start Date for such Affected Rate.

(b)

Benchmark Replacement Conforming Changes. In connection with the implementation of a Benchmark Replacement, the Administrative Agent will have the right (in consultation with the Borrower Representative) to make Benchmark Replacement Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Credit Document, any amendments implementing such Benchmark Replacement Conforming Changes will become effective without any further action or consent of any other party to this Agreement, provided that the Borrowers have received a copy of such amendments not less than ten (10) Business Days prior to the effective date thereof (or such shorter time as agreed to by the Borrower Representative in its sole discretion).

(c)

Notices; Standards for Decisions and Determinations. The Administrative Agent will promptly notify the Borrower Representative and the Lenders of (i) any occurrence of a Benchmark Transition Event or an Early Opt-in Election, as applicable, and its related Benchmark Replacement Date and Benchmark Transition Start Date, (ii) the implementation of any Benchmark Replacement, (iii) the effectiveness of any Benchmark Replacement Conforming Changes and (iv) the commencement or conclusion of any Benchmark Unavailability Period. Any determination, decision or election that may be made by the Administrative Agent or Lenders pursuant to this Section 1.14, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent or consultation from any other party hereto, except, in each case, as expressly required pursuant to this Section 1.14 (or as expressly set forth in the definitions set forth herein).

(d)

Benchmark Unavailability Period. Upon the Borrower Representative’s receipt of notice of the commencement of a Benchmark Unavailability Period for (a) Loans in U.S. Dollars, the Borrower Representative may

revoke any request for a Borrowing of, conversion to or continuation of LIBOR Rate Loans in U.S. Dollars to be made, converted or continued during such applicable Benchmark Unavailability Period and, failing that, the Borrower Representative will be deemed to have converted any such request for a Borrowing of, conversion to or continuation of LIBOR Rate Loans in U.S. Dollars into a request for a Borrowing of or conversion to ABR Loans in U.S. Dollars, (b) Loans in Dollars, the Borrower Representative may revoke any request for a Borrowing of, conversion to or continuation of BA Rate Loans in Dollars to be made, converted or continued during such applicable Benchmark Unavailability Period and, failing that, the Borrower Representative will be deemed to have converted any such request for a Borrowing of, conversion to or continuation of BA Rate Loans in Dollars into a request for a Borrowing of or conversion to Prime Rate Loans in Dollars and (c) Loans in Euros or Pounds Sterling, the Borrower Representative may revoke any request for a Borrowing of, conversion to or continuation of LIBOR Rate Loans in Pounds Sterling or EURIBOR Loans or European Base Rate Loans in Euros to be made, converted or continued during such applicable Benchmark Unavailability Period and, failing that, the Borrower Representative will be deemed to have converted any such request for a Borrowing of, conversion to or continuation of LIBOR Rate Loans in Pounds Sterling or EURIBOR Loans or European Base Rate Loans in Euros into a request for a Borrowing of or conversion to Prime Rate Loans in Dollars. During any Benchmark Unavailability Period for Loans in U.S. Dollars, the component of ABR based upon the LIBO Rate will not be used in any determination of the ABR. During any Benchmark Unavailability Period for Loans in Canadian Dollars, the component of Prime Rate based on the “CDOR Page” will not be used in any determination of the Prime Rate.

Certain Defined Terms. As used in this Section 1.14:

“Affected Currency” shall mean Dollars, Euros, U.S. Dollars and Pounds Sterling.

“Affected Rate” shall mean (a) with respect to Revolving Credit Loans in U.S. Dollars and Pounds Sterling, the LIBOR Rate, (b) with respect to Revolving Credit Loans in Dollars, the BA Rate and (c) with respect to Revolving Credit Loans in Euros, the EURIBOR and the European Base Rate.

“Benchmark Replacement” shall mean, with respect to all Loans denominated in a given Affected Currency, the sum of: (a) the alternate benchmark rate (which, in the case of Loans in U.S. Dollars, may include, without limitation, SOFR, Compounded SOFR or Term SOFR) that has been selected by the Administrative Agent and the Borrower Representative giving due consideration to (i) any selection or recommendation of a replacement rate or the mechanism for determining such a rate by the Relevant Governmental Body with respect to such Affected Currency or (ii) any evolving or then-prevailing market convention for determining a rate of interest as a replacement to the applicable Affected Rate for syndicated credit facilities of such type denominated in such Affected Currency and (b) the applicable Benchmark Replacement Adjustment for such

Benchmark Replacement; provided that, if the applicable Benchmark Replacement as so determined would be less than zero, such Benchmark Replacement will be deemed to be zero for the purposes of this Agreement.

“Benchmark Replacement Adjustment” shall mean, with respect to any replacement of an applicable Affected Rate with an applicable Unadjusted Benchmark Replacement for each applicable Interest Period, the spread adjustment, or method for calculating or determining such spread adjustment (which may be a positive or negative value or zero), that has been selected by the Administrative Agent and the Borrower Representative giving due consideration to (i) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the applicable Affected Rate with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body or (ii) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the applicable Affected Rate with the applicable Unadjusted Benchmark Replacement for syndicated credit facilities denominated in the applicable Affected Currency at such time.

“Benchmark Replacement Conforming Changes” shall mean, with respect to an applicable Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “ABR” or the “Prime Rate”, as applicable, the definition of “Interest Period,” timing and frequency of determining rates and making payments of interest and other administrative matters with respect to Loans in the applicable Affected Rate) that the Administrative Agent (in consultation with the Borrower Representative) decides may be appropriate to reflect the adoption and implementation of such Benchmark Replacement and to permit the administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent (in consultation with the Borrower Representative) determines that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent (in consultation with the US Borrower) determines that no market practice for the administration of the Benchmark Replacement exists, in such other manner of administration as the Administrative Agent decides (in consultation with the US Borrower) is reasonably necessary in connection with the administration of this Agreement).

“Benchmark Replacement Date” shall mean the earlier to occur of the following events with respect to the Applicable Rate with respect to a given Applicable Currency:

(1)     in the case of clause (1) or (2) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of the applicable Affected Rate permanently or indefinitely ceases to provide the Affected Rate with respect to such Affected Currency; or

(2)     in the case of clause (3) of the definition of “Benchmark Transition Event,” the date of the public statement or publication of information referenced therein.

“Benchmark Transition Event” shall mean the occurrence of one or more of the following events with respect to the Applicable Rate with respect to a given Affected Currency:

(1)     a public statement or publication of information by or on behalf of the administrator of the applicable Affected Rate announcing that such administrator has ceased or will cease to provide the applicable Affected Rate with respect to such Affected Currency, permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the applicable Affected Rate with respect to such Affected Currency;

(2)     a public statement or publication of information by the regulatory supervisor for the administrator of the applicable Affected Rate, the U.S. Federal Reserve System (in the case of LIBOR), an insolvency official with jurisdiction over the administrator for the applicable Affected Rate, a resolution authority with jurisdiction over the administrator for the applicable Affected Rate or a court or an entity with similar insolvency or resolution authority over the administrator for the applicable Affected Rate, which states that the administrator of the applicable Affected Rate has ceased or will cease to provide the Affected Rate permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the applicable Affected Rate with respect to such Affected Currency; or

(3)     a public statement or publication of information by the regulatory supervisor for the administrator of the applicable Affected Rate announcing that the Affected Rate with respect to such Affected Currency is no longer representative.

“Benchmark Transition Start Date” shall mean (a) in the case of a Benchmark Transition Event, the earlier of (i) the applicable Benchmark Replacement Date and (ii) if such Benchmark Transition Event is a public statement or publication of information of a prospective event, the 90th day prior to the expected date of such event as of such public statement or publication of information (or if the expected date of such prospective event is fewer than 90 days after such statement or publication, the date of such statement or publication) and (b) in the case of an Early Opt-in Election, the date specified by the Administrative Agent or the Required Lenders, as applicable, by notice to the Borrower Representative, the Administrative Agent (in the case of such notice by the Required Lenders) and the Lenders.

“Benchmark Unavailability Period” shall mean, with respect to all Loans denominated in a given Affected Currency, if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to the applicable Affected Rate and solely to the extent that such Affected Rate has not been replaced with a Benchmark Replacement with respect to Loans denominated in such Affected Currency, the period (x) beginning at the time that such Benchmark Replacement Date has occurred if, at such time, no Benchmark Replacement has replaced the applicable Affected Rate for all purposes hereunder with respect to Loans denominated in such Affected Currency in accordance with Section 1.14, and (y) ending at the time that a Benchmark Replacement has replaced the applicable Affected Rate for all purposes hereunder with respect to Loans denominated in such Affected Currency pursuant to Section 1.14.

“Compounded SOFR” shall mean the compounded average of SOFRs for the applicable Corresponding Tenor, with the rate, or methodology for this rate, and conventions for this rate (which may include compounding in arrears with a lookback and/or suspension period as a mechanism to determine the interest amount payable prior to the end of each Interest Period) being established by the Administrative Agent in accordance with: (1) the rate, or methodology for this rate, and conventions for this rate selected or recommended by the Relevant Governmental Body for determining compounded SOFR; provided that: (2) if, and to the extent that, the Administrative Agent determines that Compounded SOFR cannot be determined in accordance with clause (1) above, then the rate, or methodology for this rate, and conventions for this rate that the Administrative Agent determines are substantially consistent with at least five currently outstanding U.S. dollar-denominated syndicated credit facilities at such time (as a result of amendment or as originally executed) that are publicly available for review.

“Corresponding Tenor” shall mean, with respect to a Benchmark Replacement for Loans denominated in such Affected Currency, a tenor (including overnight) having approximately the same length (disregarding business day adjustment) as the applicable tenor for the applicable Interest Period with respect to the then-current Benchmark.

“Early Opt-in Election” shall mean, with respect to an applicable Affected Rate, the occurrence of:

(1)     (i) a determination by the Administrative Agent or (ii) a notification by the Required Lenders to the Administrative Agent (with a copy to the Borrowers) that the Required Lenders have determined that syndicated credit facilities denominated in the applicable Affected Currency being executed at such time, or that include language similar to that contained in this Section 1.14 with respect to the applicable Affected Rate, are being executed or amended, as applicable, to incorporate or adopt a new benchmark interest rate to replace the applicable Affected Rate with respect to such Affected Currency, and

(2)     (i) the election by the Administrative Agent or (ii) the election by the Required Lenders to declare that an Early Opt-in Election with respect to such Affected Rate has occurred and the provision, as applicable, by the Administrative Agent of written notice of such election to the Borrower Representative and the Lenders or by the Required Lenders of written notice of such election to the Administrative Agent.

“Relevant Governmental Body” shall mean, with respect to any given Benchmark Replacement, (a) the central bank for the Affected Currency in which such Benchmark Replacement is denominated or any central bank or other supervisor which is responsible for supervising either (i) such Benchmark Replacement or (ii) the administrator of such Benchmark Replacement or (b) any working group or committee officially endorsed or convened by (i) the central bank for the Affected Currency in which such Benchmark Replacement is denominated, (ii) any central bank or other supervisor that is responsible for supervising either (A) such Benchmark Replacement or (B) the administrator of such Benchmark Replacement, (iii) a group of those central banks or other supervisors or (iv) the Financial Stability Board or any part thereof.

“SOFR”, with respect to any day, shall mean the secured overnight financing rate published for such day by the Federal Reserve Bank of New York, as the administrator of the benchmark, (or a successor administrator) on the Federal Reserve Bank of New York’s Website.

“SOFR-Based Rate” shall mean SOFR, Compounded SOFR or Term SOFR.

“Term SOFR” shall mean the forward-looking term rate based on SOFR that has been selected or recommended by the Relevant Governmental Body.

“Unadjusted Benchmark Replacement” shall mean, with respect to a given Benchmark Replacement, such Benchmark Replacement excluding the Benchmark Replacement Adjustment for such Benchmark Replacement.

(e)	Section 2.16 of the Credit Agreement is hereby amended by adding “and the Lenders” following the words (x) “approved by the Administrative Agent”, and (y) “provided by the Administrative Agent”.

Section 4 Representations and Warranties

In order to induce the Administrative Agent and the Lenders to enter into this Amending Agreement, each of the Borrowers and, in respect of Sections 9.1, 9.2, 9.3 and 9.18 of the Credit Agreement and the representations in clauses (b) and (c) below only, Holdings represents and warrants to the Administrative Agent and the Lenders as follows, which representations and warranties shall survive the execution and delivery hereof:

(a)

the representations and warranties set forth in Article 9 of the Credit Agreement are true and correct in all material respects as of the date hereof (except where such representations and warranties expressly relate to an earlier date, in which case such representations and warranties were true and correct in all material respects as of such earlier date and except to the extent that any such representation and warranty is qualified by materiality, in which case such representation and warranty are true and correct in all respects after giving effect to such qualification);

(b)

the execution, delivery and performance of this Amending Agreement have been duly authorized by all corporate actions required of each of the Borrowers and Holdings. Each of the Borrowers and Holdings has duly executed and delivered this Amending Agreement. This Amending Agreement is a legal, valid and binding obligation of each of the Borrowers and Holdings, enforceable against each of the Borrowers and Holdings in accordance with its terms (except as the enforceability thereof may be limited by bankruptcy, insolvency or similar laws affecting creditors’ rights generally and subject to general principles of equity); and

(c)	no Default or Event of Default has occurred and is continuing.

Section 5 Conditions Precedent

This Amending Agreement shall not be effective until satisfaction of the following conditions precedent, each to the satisfaction of the Lenders:

(a)	this Amending Agreement shall be executed and delivered by Holdings, the Borrowers, the Administrative Agent and the Lenders;

(b)

the Administrative Agent and the Lenders shall have received an acknowledgement and confirmation from each Guarantor confirming that its guarantee and the security provided by it continues to be legal, valid and enforceable obligations of it (subject, as to enforceability, to applicable bankruptcy, insolvency or similar laws affecting creditors’ rights generally and to general principles of equity and principles of good faith and dealing);

(c)	the Administrative Agent shall have a received a certificate from an officer of the CGI Borrower confirming the accuracy of representations contained in Section 4 of this Amending Agreement;

(d)

the Administrative Agent shall have received payment by the Borrowers of a fee in the amount of $217,750, to be distributed among the Lenders that are increasing their Revolving Credit Commitments on a pro-rata basis based on each such Lenders increase in its Revolving Credit Commitment divided by the $167,500,000 aggregate increase in the Revolving Credit Commitments;

(e)	a certificate of status (or equivalent) for the jurisdiction of incorporation of each Borrower shall have been delivered to the Administrative Agent; and

(f)

the Administrative Agent shall have received an opinion from counsel to the CGI Borrower and Holdings as to, inter alia, the enforceability of this Amending Agreement and from counsel to the Swiss Borrower as to the capacity of the Swiss Borrower to enter into this Amending Agreement, each of such opinions to be in form and substance satisfactory to the Administrative Agent, acting reasonably.

Section 6 Covenants

The Borrowers hereby covenant and agree to deliver or cause to be delivered to the Administrative Agent the following documents:

(a)	within 15 days of the Fifth Closing Date (or such later date as agreed to by the Administrative Agent in its reasonable discretion), the Borrower Representative shall deliver a certificate of an Authorized Officer attaching Schedule 9.1, Schedule 9.4, Schedule 9.12, Schedule 9.13, Schedule 9.14, Schedule 9.15 and Schedule 10.9 to the Credit Agreement, in each case, such that the representation and warranty set forth in the Credit Agreement that corresponds to such schedule is true and correct as if made on the Fifth Closing Date (it being understood that upon delivery of such certificate to the Administrative Agent such schedules shall be deemed to have been supplemented and amended under the Credit Agreement to reflect such updated schedules attached to such certificate);

(b)

within 20 days of the Fifth Closing Date, certificates of insurance in favor of the Administrative Agent with respect to each general liability and umbrella liability insurance policy and casualty insurance policy, as applicable, of each Credit Party, in each case, as required under Section 10.3 of the Credit Agreement; and

(c)

within 21 days of the Fifth Closing Date, written evidence, satisfactory to the Administrative Agent, acting reasonably, that the late accounts of each of Canada Goose Services Limited and Canada Goose UK Retail Limited have been delivered to and received by Companies House.

Section 7 Additional Lenders

The Borrowers, the Administrative Agent and the Lenders hereby acknowledge and agree to the addition of Royal Bank of Canada and Credit Suisse AG, Cayman Islands Branch (collectively, the “New Lenders”), in each case, as a Lender under the Credit Agreement, as amended by this Amending Agreement. By execution of this Amending Agreement, each New Lender hereby acknowledge and agree that it is party to the Credit Agreement, as amended by this Amending Agreement, as a Lender, and assumes all rights, obligations and responsibilities under the Credit Agreement, as amended by this Amending Agreement, as a Lender. For the avoidance of doubt, each New Lender agrees to make Revolving Credit Loans to the Borrowers as set forth in Article II of the Credit Agreement, as amended by this Amending Agreement.

Section 8 Expenses

The Borrowers shall pay all reasonable fees and expenses incurred by the Administrative Agent in connection with the preparation, negotiation, completion, execution, delivery and review of this Amending Agreement and all other documents and instruments arising therefrom and/or executed in connection therewith to the extent required by, and in accordance with, Section 14.5 of the Credit Agreement.

Section 9 Continuance of Credit Agreement and Security

The Credit Agreement, as changed, altered, amended or modified by this Amending Agreement, shall be and continue in full force and effect and is hereby confirmed and the rights and obligations of all parties thereunder shall not be affected or prejudiced in any manner except as specifically provided for herein. It is agreed and confirmed that after giving effect to this Amending Agreement, the security held from time to time by or on behalf of the Administrative Agent pursuant to, and subject to any limitations as set forth in, the Security Documents as it relates to the Borrowers secures, inter alia, the payment of all of the Obligations of the Borrowers, as applicable, including, without limitation, the Obligations arising under the Credit Agreement, as amended by the terms of this Amending Agreement. The Credit Agreement and each other Credit Document to which Holdings or any Borrower is a party is a legal, valid and binding obligation, enforceable against Holdings or such Borrower in accordance with its terms (except as the enforceability thereof may be limited by bankruptcy, insolvency or similar laws affecting creditors’ rights generally and subject to general principles of equity). This Amending Agreement shall constitute a Credit Document.

Section 10 Counterparts

This Amending Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Amending Agreement and the Credit Agreement and other Credit Documents, as amended and/or reaffirmed hereby, constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Delivery of an executed counterpart of a signature page of this Amending Agreement by telecopy or by sending a scanned copy by electronic mail shall be effective as delivery of a manually executed counterpart of this Amending Agreement.

Section 11 Governing Law

This Amending Agreement shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein and each of the parties hereto irrevocably attorns to the nonexclusive jurisdiction of the courts of the Province of Ontario.

[Remainder of Page is Intentionally Blank]

IN WITNESS WHEREOF the parties hereto have executed this Amending Agreement as of the date first set forth above.

CGI BORROWER:

CANADA GOOSE INC.

By:	/s/ David Forrest
	Name:	David Forrest
	Title:	Senior Vice President and General Counsel

/s/ Jonathan Sinclair
	Name:	Jonathan Sinclair
	Title:	Executive Vice President and Chief Financial Officer

SWISS BORROWER:

CANADA GOOSE INTERNATIONAL AG

By:	/s/ Patrick Sherlock
	Name:	Patrick Sherlock
	Title:	Member

/s/ Hans-Peter Wyss
	Name:	Hans-Peter Wyss
	Title:	Chairman

HOLDINGS:

CANADA GOOSE HOLDINGS INC.

By:	/s/ David Forrest
	Name:	David Forrest
	Title:	Senior Vice President and General Counsel

/s/ Jonathan Sinclair
	Name:	Jonathan Sinclair
	Title:	Executive Vice President and Chief Financial Officer

Signature Page to Amending Agreement (Canada Goose)

ADMINISTRATIVE AGENT:

CANADIAN IMPERIAL BANK OF COMMERCE, as Administrative Agent

By:	/s/ Geoff Golding
	Name:	Geoff Golding
	Title:	Authorized Signatory

/s/ Anthony Tsuen
	Name:	Anthony Tsuen
	Title:	Authorized Signatory

LENDER:

CANADIAN IMPERIAL BANK OF COMMERCE, as Lender

By:	/s/ Geoff Golding
	Name:	Geoff Golding
	Title:	Authorized Signatory

/s/ Anthony Tsuen
	Name:	Anthony Tsuen
	Title:	Authorized Signatory

Signature Page to Amending Agreement (Canada Goose)

LENDER:

THE TORONTO-DOMINION BANK, as Lender

By:	/s/ David Horton
	Name:	David Horton
	Title:	Director, National Accounts

/s/ Darcy Mack
	Name:	Darcy Mack
	Title:	AVP

Signature Page to Amending Agreement (Canada Goose)

LENDER:

BANK OF MONTREAL, as Lender

By:	/s/ Anthony Lam
	Name:	Anthony Lam
	Title:	Director, Asset Based Lending Corporate Finance Division

/s/ Robert Fasken
	Name:	Robert Fasken
	Title:	Director, Asset Based Lending Corporate Finance Division

Signature Page to Amending Agreement (Canada Goose)

LENDER:

THE BANK OF NOVA SCOTIA, as Lender

By:	/s/ Steve Holyman
	Name:	Steve Holyman
	Title:	Managing Director

/s/ Andrew Morales
	Name:	Andrew Morales
	Title:	Associate Director

Signature Page to Amending Agreement (Canada Goose)

LENDER:

HSBC BANK CANADA, as Lender

By:	/s/ Jordan Stewart
	Name:	Jordan Stewart
	Title:	Director, Corporate Banking

/s/ Jesse Macmasters
	Name:	Jesse Macmasters
	Title:	Head of Large Corporate - Ontario

Signature Page to Amending Agreement (Canada Goose)

LENDER:

BANK OF AMERICA, N.A, as Lender

By:	/s/ Joseph Becker
	Name:	Joseph Becker
	Title:	Managing Director

BANK OF AMERICA N.A. (acting through its Canada branch), as Lender

By:	/s/ Joseph Becker
	Name:	Joseph Becker
	Title:	Managing Director

/s/ Sylvia Durkiewicz
	Name:	Sylvia Durkiewicz
	Title:	Vice President

Signature Page to Amending Agreement (Canada Goose)

LENDER:

ROYAL BANK OF CANADA, as Lender

By:	/s/ Sean Young
	Name:	Sean Young
	Title:	Authorized Signatory

Signature Page to Amending Agreement (Canada Goose)

LENDER:

CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH, as Lender

By:	/s/ Judith E. Smith
	Name:	Judith E. Smith
	Title:	Authorized Signatory

/s/ Brady Bingham
	Name:	Brady Bingham
	Title:	Authorized Signatory

Signature Page to Amending Agreement (Canada Goose)

LENDER:

BARCLAYS BANK PLC, as Lender

By:	/s/ Ritam Bhalla
Name: Ritam Bhalla
Title: Director

Signature Page to Amending Agreement (Canada Goose)

SCHEDULE 1.1(a)

Revolving Credit Commitment

	Revolving Credit Commitment	Revolving Credit Commitment (Peak Season)
Lender
Canadian Imperial Bank of Commerce	$135,507,246	$150,000,000
	(including $25,000,000 as Swingline Lender)	(including $25,000,000 as Swingline Lender)
The Toronto-Dominion Bank	$101,178,744	$112,000,000
Bank of Montreal	$87,628,019	$97,000,000
The Bank of Nova Scotia	$32,070,048	$35,500,000
HSBC Bank Canada	$27,101,449	$30,000,000
Bank of America	$27,101,449	$30,000,000
Royal Bank of Canada	$22,584,541	$25,000,000
Credit Suisse AG, Cayman Islands Branch	$22,584,541	$25,000,000
Barclays Bank PLC	$11,743,961	$13,000,000

Total	$467,500,000	$517,500,000